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                           Derenthal & Dannhauser LLP
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                                 March 20, 2008



Jennifer Gowetski, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

         Re:      WNC Housing Tax Credit Fund II, L.P.
                  PREM 14A
                  File No. 0-20057
                  Filed on March 5, 2008

Dear Ms. Gowetski:

         We are in receipt of the staff's letter respecting the referenced filing. The registrant provides the following supplement information in response thereto. Changes proposed to be made to the solicitation materials will be made through the filing of definitive materials.

         1. Please be advised that the registrant proposes to revise the second sentence of the second paragraph under "Summary - Estimated Ranges of Values of Partnership Properties" at page 2 of the materials to read as follows:

                  "This broad range results from the number of Local Limited Partnerships - 26. This large number of investments amplifies the difference between the result obtained using the conservative methodology - the income capitalization method - from the result obtained using the aggressive methodology - the resyndication method. However, it is quite probable that Limited Partners would not receive any distributions. A substantial number of the investments would have to be sold under the resyndication method in order for distributions to result. The General Partner has not received an expression of interest from any developer regarding the development and resyndication of any Local Limited Partnership property. The General Partner believes the likelihood that it will receive many such expressions of interest is remote."

Jennifer Gowetski, Attorney-Advisor
March 20, 2008
Page 2


         2. The staff has requested a brief analysis of the registrant's ability to incorporate by reference its Annual Report on Form 10-K for the fiscal year ended March 31, 2007, and subsequent Quarterly Reports.

         As an initial matter, please be advised that the registrant will file its Quarterly Report for the quarter ended December 31, 2007 no later than March 25, 2008.

         With respect to the substance of this comment, we understand the staff's concern arises, at least in part, under Subsection (e) of Item 14 of
Schedule 14A. As an introduction, we note that the registrant is subject to Item 14 because the proposed transaction constitutions a sale or transfer of all or any substantial part of its assets within the meaning of Subsection (a)(4) of
Item 14. However, the registrant is not involved in a transaction where it is either an acquiring or an acquired company. It is a self-liquidating, finite life pooled investment vehicle in its asset disposition stage. Subsection (e) of
Item 14 provides rules for incorporation by reference of the information required by Subsection (c) of Item 14, which is only applicable in the circumstance of an acquired or acquiring company. The registrant does not believe that Subsection (c) is applicable under the circumstances, and therefore, believes Subsection (e) to be inapplicable as well.

         Please be advised that the registrant does not believe that its annual or quarterly financial statements are material to the proposed transaction. The registrant's balance sheets as of March 31, 2007 and 2006 reflect net assets of only approximately $75,000 and $83,000, consisting entirely of cash, while its losses for the years ended March 31, 2007, 2006 and 2005 were approximately $173,000, $158,000 and $161,000. As reflected on the registrant's balance sheets, the registrant's investments in the lower tier partnerships have been reduced to zero. All of the losses are generated by administrative and management fees and expenses at the registrant (upper tier) level, and they will be eliminated when the sale of all assets is completed.

         The registrants' investors invested primarily to obtain allocations of low income housing tax credits. Relatively few of the investors (4 of 550) have opted to receive from the registrant copies of the registrant's periodic reports. The investors primary concern is the receipt of annual tax results as set forth on IRS Schedule K-1. Now that the tax credit compliance period for the registrant's properties has terminated, the general partner understands the primary concern of the majority of investors is the dissolution of the registrant, which would end the need of investors to include registrant tax results in their individual tax returns, and will terminate the registrant's payment of ongoing administrative and management fees and expenses. In a transaction involving acquired / acquiring companies, financial statements are material to an analysis of the transaction. However, where all of a registrant's assets are to be sold for cash or relief of debt, and the transaction is the anticipated culmination of the registrant's investment cycle, rather than a sale of assets in a reorganization transaction, the registrant believes that the same disclosure considerations do not apply.

         The registrant proposed incorporating its financial statements by reference as a convenience to its investors, reminding its investors of the availability of same on the SEC's EDGAR web site. If the staff believes that the

Jennifer Gowetski, Attorney-Advisor
March 20, 2008
Page 3


registrant cannot do so (i) under the provisions of Subsection (e) of Item 14, and / or (ii) the more general provisions of Rule 12b-23 then the registrant would propose to change the disclosure in its solicitation materials to state that the materials are available on the web site, and to delete the specific language that the materials are incorporated by reference into the solicitation materials. In the alternative, the registrant would provide the annual financial statements and December 31 quarterly financial statements in an addendum to the solicitation materials. The registrant does not believe that the cost of doing so is warranted by any benefit to the voting limited partners under the circumstances, but instead would render the disclosure package unnecessarily long and potentially more intimidating and confusing.

                       ----------------------------------

         The registrant acknowledges the following:

     o The registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact the undersigned with any additional questions or comments.


                                           Very truly yours,



                                           Paul G. Dannhauser